

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 12, 2018

Via E-mail
Elizabeth Gonzalez-Sussman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

    Re: **GAMCO Investors, Inc.**
              Registration Statement on Form S-4
              Filed December 19, 2017
              File No. 333-222146

              Associated Capital Group, Inc.
              Schedule TO-C
              Filed December 22, 2017
              File No. 005-89200

Dear Ms. Gonzalez-Sussman:

    We have limited our review of the filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending the filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to the filings and any information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Summary Term Sheet, page 1

1.   We refer to your disclosure that any shares not accepted will be credited to the holder's account "as soon as practicable" following the expiration or termination of the exchange offer. Please revise your disclosure so that it is consistent with the requirements of Rule 14e-1(c).

Associated Capital's Reasons for the Offer, page 2

2.   We refer to the fourth bullet point on page 2 which indicates that the exchange offer "will likely present stockholders" an opportunity to purchase the GAMCO Class A shares at a discount to the then prevailing market price. Please revise the disclosure to clarify the basis for Associated Capital's belief by explaining any material assumption(s) concerning the future prices of GAMCO and Associated Capital Class A shares.

Material U.S. Federal Income Tax Consequences, page 7

3.   We refer to the disclosures on pages 7 and 45-47. Please revise these disclosures to state clearly the federal income tax consequences to U.S. stockholders who tender their Associated Capital Class A shares in exchange for GAMCO Class A shares. In particular, please revise to clarify whether the transaction is a "sale or exchange" or a "distribution" to tendering holders, or alternatively, revise your presentation to highlight uncertainty in the tax treatment and the reasons for such uncertainty. With respect to your disclosure concerning possible "distribution treatment" for the GAMCO shares, please revise, as appropriate, to discuss also the tax treatment for the Associated Capital shares tendered. Please refer to Regulation M-A, Item 1004(a)(1)(xii).

4.   With reference to Regulation M-A, Item 1016(h), please revise to clarify whether you have received an opinion of counsel pertaining to the tax consequences of the exchange offer. In this regard, we note your disclosure on page 45 indicates that no opinion of counsel has been rendered; however, we also note the document you have filed as Exhibit 8.1. Accordingly, please revise to clarify whether Exhibit 8.1 is counsel's opinion pertaining to the tax consequences. For additional guidance, please also refer to Section III.C.2 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Selected Historical Consolidated Financial Data of Associated Capital, page 9

5.   Please revise here, or elsewhere as appropriate, to disclose the ratio of earnings to fixed charges and the book value per share. See Items 1010(c)(4) and (c)(5) of Regulation M-A.

6.   Please revise here, or elsewhere as appropriate, to provide pro forma information disclosing the effect of the transaction or, alternatively, explain to us why you believe this information is not required. See Item 1010(b) of Regulation M-A.

Forward-Looking Statements, page 16

7.   We note your disclosure indicating that GAMCO and Associated Capital are providing statements "as permitted by the Private (Securities) Litigation Reform Act of 1995"; however, we note that Section 27A of the Securities Act and Section 21E of the Exchange Act provide that the safe harbor for forward-looking statements does not apply

to statements made in connection with a tender offer. Accordingly, please revise to remove the reference to the PSLSA or, alternatively, revise the disclosure to clarify that the PSLRA safe harbor provisions do not apply to forward-looking statements made in connection with this tender offer.

Associated Capital's Reasons for the Offer, page 19

8.   We refer to your disclosure on page 23 explaining that GAMCO and Associated Capital became separate and independent companies following the November 30, 2015 spin-off. We also refer to Associated Capital's Form 10 disclosures which explain that GAMCO spun-off Associated Capital to "allow each business to more effectively pursue its own distinct operating priorities, strategies and opportunities for long-term growth and profitability across the global investment management landscape." Accordingly, please revise your disclosure on page 19, and in the Summary on page 2, to clarify what "overlap" of the two companies will be reduced as result of the exchange transaction and how this exchange will result in Associated Capital becoming "a more focused company." Without limitation, please revise to explain how Associated Capital's operating priorities, strategies and opportunities for long-term growth and profitability are expected to change and discuss any corresponding impact on GAMCO's business. Refer to Regulation M-A, Item 1006(c)(5).

Where to Obtain Additional Information, page 65

9.   We refer to your disclosure in the penultimate paragraph on page 66 and note that you attempt to incorporate by reference into the offer document all filings made while your offer is pending. However, Schedule TO does not expressly authorize such "forward incorporation by reference." Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Accordingly, please revise your disclosure on page 66 to remove the forward incorporation by reference.

Schedule TO-C

10.   Please explain to us why GAMCO Investors and Mario J. Gabelli are not each identified as a "bidder" for purposes of Regulations 14D and 14E and "Filing Persons" on the cover page of Schedule TO-C. Refer to Rule 14d-1(g)(2) and Schedule TO, General Instruction K. (1).

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3619 if you have any questions regarding our comments. Please contact Eric Envall at (202) 551-3234 concerning any requests for acceleration. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Daniel F. Duchovny*

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions